UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 10, 2021

YUCAIPA ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39422	98-1541929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9130 West Sunset Boulevard Los Angeles, CA		90069
(Address of principal executive offices)		(Zip Code)

(310) 228-2894

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	YAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	YAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	YAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On June 10, 2021, Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Yucaipa, SIGNA Sports United GmbH, a German limited liability company (“SSU”), SIGNA Sports United B.V., a Dutch private limited liability company and wholly-owned subsidiary of SSU (“TopCo”), Olympics I Merger Sub, LLC, a Cayman Islands exempted company and wholly-owned subsidiary of TopCo (“Merger Sub”), and SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Yucaipa and TopCo and the advisory board of SSU by the member of Merger Sub as well as by the shareholders of SSU.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement:

•

Yucaipa will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the merger (the “Surviving Company”), and each issued and outstanding Class A ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class A Shares”) and Class B ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class B Shares” and, together with the Yucaipa Class A Shares, the “Yucaipa Shares”) will be exchanged for a claim for a corresponding equity security in Merger Sub, which will be contributed as a contribution in kind to TopCo in exchange for one ordinary share of TopCo (such ordinary shares, the “TopCo Ordinary Shares”) (provided that the 8,565,000 Yucaipa Class B Shares held by Sponsor will entitle Sponsor to a claim for equity security in Merger Sub, which upon contribution in kind to TopCo, will be exchanged for 9,875,000 TopCo Ordinary Shares); each outstanding warrant to acquire ordinary shares of Yucaipa will become a warrant to acquire an equal number of TopCo Ordinary Shares (collectively, the “TopCo-Yucaipa Business Combination”);

•

immediately thereafter, TopCo will issue TopCo Ordinary Shares, deemed under the Agreement to have an aggregate value of $2,462 million, to the shareholders of SSU’s capital stock immediately prior to the Closing in exchange for the contribution by such shareholders of all of the paid up shares (Geschäftsanteile) shares of SSU (such exchange, the “Exchange”);

•	immediately after giving effect to the Exchange, TopCo will change its legal form to a Dutch public limited liability company; and

•

SSU has agreed to use its reasonable best efforts to consummate the acquisition of Mapil Topco Limited, a private company limited by shares incorporated in England and Wales (“Wiggle”, and such acquisition, the “Wiggle Acquisition”), substantially concurrently with the closing of the Business Combination in accordance with the terms of the definitive transaction agreement for the Wiggle Acquisition (the “Wiggle SPA”), which was signed concurrently with the Business Combination Agreement, pursuant to which upon the closing of the Wiggle Acquisition, on the closing date, (i) TopCo shall pay, or shall cause to be paid, a consideration in cash to the sellers under Wiggle, (ii) TopCo shall issue a number of TopCo Ordinary Shares equivalent to the Wiggle Equity Consideration (based on a share price of $10.00 per share), and (iii) within ten “Business Days” (as such term is defined in the Wiggle SPA) following the Lock-Up Expiry Date (or as defined in the Wiggle SPA), TopCo shall pay, or shall cause to be paid to the seller under Wiggle, the Wiggle Deferred Cash Consideration (as defined in the Wiggle SPA).

The Merger, the TopCo-Yucaipa Business Combination, the Exchange, the Wiggle Acquisition and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. The Business Combination is expected to close in the second half of 2021, following the receipt of the required approvals by Yucaipa’s shareholders and the fulfillment of other closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the consideration to be received by the shareholders of SSU in connection with the Business Combination will be an aggregate of 246,200,000 TopCo Ordinary Shares. Additionally, SISH will receive 51,000,000 TopCo Ordinary Shares pursuant to the terms of the Earn-Out Agreement (as defined below) that will vest in the event that the value of TopCo Ordinary Shares exceeds certain earn-out thresholds prior to the fifth anniversary of the closing of the Business Combination.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Each of Yucaipa and SSU have agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the closing, the board of directors of TopCo will be a “one-tier” board of directors, with one executive director serving an initial four-year term and seven non-executive directors, who will serve staggered multi-year terms (two directors serving an initial two-year term, two directors serving an initial four-year term and three directors serving an initial four-year term). One of the non-executive directors serving an initial three-year term will be designated by Yucaipa Acquisition Manager, LLC, a Delaware limited liability company (the “Sponsor”), and the other six non-executive directors will be designated by SISH. Of the six non-executive directors designated by SISH, three will be independent, and three will not be independent.

In addition, TopCo has agreed to adopt an equity incentive plan effective upon closing of the Business Combination, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of Yucaipa, TopCo, SSU, Merger Sub and SISH to consummate the Business Combination is subject to certain closing conditions, including, among others: (i) the registration statement on Form F-4 (as amended, the “Registration Statement”) becoming effective, (ii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction enjoining or prohibiting the consummation of the Business Combination, (iii) the required approval of Yucaipa’s shareholders, (iv) the approval of SSU’s shareholders continuing to be in full force and effect, (v) TopCo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the closing of the Business Combination, (vi) the Wiggle Acquisition being consummated simultaneously with closing and (vii) the termination of a certain affiliate agreement.

In addition, the obligation of TopCo, SSU and Merger Sub to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the approval by the New York Stock Exchange of TopCo’s initial listing application in connection with the Business Combination and the aggregate amount of cash held in Yucaipa’s trust account (the “Trust Account”) (after giving effect to Yucaipa Shareholder Redemptions and the PIPE Investment, defined below) being no less than the greater of (i) $522 million (after deducting any unpaid or contingent liabilities of Yucaipa) and (ii) an aggregate amount equal to: (a) 60% of the consideration received in the Wiggle Acquisition owed to the sellers under the Wiggle SPA plus (b) an amount equal to the aggregate estimated transaction expenses of Yucaipa included in the TopCo Closing Statement and the Yucaipa Closing Statement (each as defined in the Business Combination Agreement), plus (c) $150 million. “Yucaipa Shareholder Redemption” refers to the right of the holders of Yucaipa Class A Shares to redeem all or a portion of their Yucaipa Class A Shares in connection with the transactions contemplated by the Business Combination Agreement (the “Yucaipa Shareholder Redemption”).

The obligation of Yucaipa to consummate the Business Combination is also subject to the fulfillment of additional closing conditions, including, but not limited to, no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of SSU, TopCo and Yucaipa, (ii) by Yucaipa if the representations and warranties of SSU, TopCo and Merger Sub are not true and correct or if SSU, TopCo and Merger Sub fail to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by SSU if the representations and warranties of Yucaipa are not true and correct or if Yucaipa fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Yucaipa or SSU if the Business Combination is not consummated by November 30, 2021, (v) by either Yucaipa or SSU if any governmental authority has issued a governmental order or taken any other action enjoining, restraining or otherwise prohibiting the Business Combination and such order has become final and nonappealable, (vi) by either Yucaipa or SSU if certain required approvals are not obtained from Yucaipa shareholders after the conclusion of a meeting of Yucaipa’s shareholders held for such purpose at which such shareholders voted on such approvals, or (vii) by Yucaipa if a written consent of the SSU shareholders approving the Business Combination and the transactions contemplated thereby is, at any time, no longer valid or is otherwise revoked or rescinded at any time.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of a willful and material breach or actual fraud and for customary obligations that survive the termination thereof (such as confidentiality obligations).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Yucaipa does not believe that these schedules contain information that is material to an investment decision.

Shareholders’ Undertakings

Concurrently with the execution of the Business Combination Agreement, all of the shareholders of SSU (who will receive TopCo’s equity) prior to the closing of the Business Combination and the persons who will become shareholders of SSU following (i) the contribution of shares in certain SSU subsidiaries held by certain minority shareholders of such subsidiaries by way of a capital increase in kind against the issuance of new shares in SSU (the “Roll-Up”) and (ii) the conversion of certain convertible loans held by certain convertible loan holders by way of a capital increase in kind against the issuance of new shares in SSU (the “Conversion”) prior to the closing of the Business Combination (collectively, the “Pre-Closing SSU Shareholders”) have entered into one of three irrevocable shareholders’ undertakings (collectively, the “Shareholders’ Undertakings”), by and among Yucaipa, SSU, TopCo and the Pre-Closing SSU Shareholder(s) party thereto, pursuant to which, among other things, each Pre-Closing SSU Shareholder (i) granted one or more powers of attorney permitting and directing the respective authorized persons identified in such powers of attorney and the proxyholders under such power(s) of attorney to execute the documents relating to the Business Combination to which any Pre-Closing SSU Shareholder is or will be a party (including Dutch deeds of issue and German share transfer deeds, among other documents), (ii) undertook to take all necessary or desirable actions in connection with the transactions contemplated by the Business Combination Agreement and other transaction documents (including to fully support and implement the pre-closing transactions necessary for the closing of the Business Combination), and (iii) agreed to certain covenants to support the transactions contemplated by the Business Combination Agreement and other transaction documents (including restrictions on the sale, disposition or transfer of the Pre-Closing SSU Shareholders’ holdings in SSU), in each case, on the terms and subject to the conditions set forth in the Shareholders’ Undertakings.

Copies of the Shareholders’ Undertakings are filed with this Current Report on Form 8-K as Exhibits 10.1, 10.2 and 10.3 and are incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto to the full text of the Shareholders’ Undertakings.

Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, the Pre-Closing SSU Shareholders other than the lenders under the Convertible Loan Agreements that will become Pre-Closing SSU Shareholders following the conversion of the loans granted to SSU as described above, and the sellers in the Wiggle Acquisition who receive equity as consideration will enter into lock-up agreements, pursuant to which they will agree not to effect any sale or distribution of any equity securities of TopCo issued to them at the closing of the Business Combination until the date that is 180 days after the closing of the Business Combination (each, a “Lock-Up Agreement”) on the terms and subject to the conditions set forth in the applicable Lock-Up Agreement.

A form of each Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibits 10.4 and 10.5 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the applicable Lock-Up Agreement.

Forward Purchase Agreement Amendment

Concurrently with the execution of the Business Combination Agreement, the Sponsor and Yucaipa have entered into an amendment (the “Forward Purchase Agreement Amendment”) to the Forward Purchase Agreement, dated as of August 6, 2020 (the “Forward Purchase Agreement”), pursuant to which, among other things, the Sponsor and Yucaipa agreed that (i) the Sponsor would not purchase units through the Forward Purchase Agreement in connection with the Transactions and (ii) the Forward Purchase Agreement will be terminated effective as of the closing, in each case, on the terms and subject to the conditions set forth therein.

A copy of the Forward Purchase Agreement Amendment is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Forward Purchase Agreement Amendment.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Yucaipa, the Sponsor, SSU and certain individuals party thereto (the “Insiders”) have entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and the Insiders have agreed to (i) vote in favor of all of the transaction proposals to be voted upon at the meeting of Yucaipa shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive certain adjustments to the conversion ratio and other anti-dilution protections set forth in Yucaipa’s governing documents with respect to the Yucaipa Class B Shares that would result in Sponsor holding more than 9,875,000 Yucaipa Class A shares in the aggregate, (iii) be bound by certain transfer restrictions with respect to their Yucaipa Shares prior to the closing of the Business Combination, (iv) terminate certain lock-up provisions of that certain Letter Agreement, dated as of August 6, 2020, and (v) be bound by certain lock-up provisions during the post-closing lock-up period described therein with respect to the TopCo Ordinary Shares issued to them pursuant to the Business Combination Agreement or the Sponsor Subscription Agreement (as defined below), in each case on the terms and subject to the conditions set forth therein.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.7 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement.

Ronald W. Burkle Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Ronald W. Burkle, Yucaipa and TopCo have entered into a subscription agreement (the “Ron Burkle Subscription Agreement”), pursuant to which, among other things, Mr. Burkle has agreed to subscribe for and purchase, and TopCo has agreed to issue and sell to Mr. Burkle, following the Merger, an aggregate of 5,000,000 TopCo Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $50,000,000 (the “Ron Burkle Investment”), on the terms and subject to the conditions set forth in the Ron Burkle Subscription Agreement and the applicable Dutch Deed of Issue.

A copy of the Ron Burkle Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.8 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Ron Burkle Subscription Agreement.

PIPE Investment (Private Placement)

Concurrently with the execution of the Business Combination Agreement, Yucaipa and TopCo have also entered into subscription agreements (the “PIPE Subscription Agreements”) with certain third-party investors (each, a “Third-Party Investor”). Pursuant to the PIPE Subscription Agreements, each Third-Party Investor agreed to subscribe for and purchase, and TopCo agreed to issue and sell to such Third-Party Investors, immediately prior to the closing of the Business Combination, an aggregate of 25,200,000 TopCo Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $252 million, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement and the applicable Dutch Deed of Issue (in the aggregate, the “Third Party Investment,” and, together with the Ron Burkle Investment, the “PIPE Investment”).

The closing of the Third Party Investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The PIPE Subscription Agreements provide that TopCo will grant the investors in the Third Party Investment certain customary registration rights and indemnification.

A copy of the form of PIPE Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.9 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the PIPE Subscription Agreement.

Registration Rights Agreement

At the closing, TopCo, Sponsor, the Pre-Closing Company Shareholders and the sellers in the Wiggle Acquisition who receive equity as consideration will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Sponsor, each Pre-Closing Company Shareholder and certain seller in the Wiggle Acquisition will be granted certain customary registration rights with respect to their respective TopCo Ordinary Shares, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

A copy of the form of Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.10 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Warrant Assignment, Assumption and Amendment Agreement

TopCo will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreement”) immediately following the completion of the Top-Co-Yucaipa Business Combination, pursuant to which, among other things, Yucaipa will assign all of Yucaipa’s right, title and interest in and to, and TopCo will assume all of Yucaipa’s liabilities and obligations under, the Warrant Agreement. As a result of such assignment and assumption, following the execution of the Warrant Agreement, each Yucaipa Warrant will be exchanged for a warrant to purchase TopCo Ordinary Shares on the terms and conditions of the Warrant Agreement (as amended by the Warrant Assumption Agreement).

A copy of the form of Warrant Assumption Agreement is filed with this Current Report on Form 8-K as Exhibit 10.11 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Warrant Assumption Agreement.

Earn-Out Agreement

Concurrently with the execution of the Business Combination Agreement, TopCo, SISH and Yucaipa have entered into an earn-out agreement (the “Earn-Out Agreement”), pursuant to which, among other things, TopCo will issue or cause to be issued to SISH 51,000,000 new Ordinary Shares of TopCo that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth year anniversary of the Closing, on the terms and subject to the conditions set forth in the Earn-Out Agreement, in each case, on the terms and subject to the conditions set forth therein.

A copy of the form of Earn-Out Agreement is filed with this Current Report on Form 8-K as Exhibit 10.12 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Earn-Out Agreement.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The TopCo Ordinary Shares to be offered and sold in connection with the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On June 11, 2021, Yucaipa and SSU issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Yucaipa and SSU have prepared for use in connection with the announcement of the Business Combination and a transcript of the investor presentation.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, TopCo intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) the Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Yucaipa will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read, when available, the proxy statement/prospectus in connection with Yucaipa’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Yucaipa as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 9130 West Sunset Boulevard, Los Angeles, CA 90069.

Participants in the Solicitation

Yucaipa, SSU, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Yucaipa for the Business Combination.

Forward Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein and the exhibits hereto (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU, the Wiggle Acquisition, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, and the Wiggle Acquisition, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Yucaipa’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the PIPE Investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa and SSU; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the amount of redemption requests made by Yucaipa’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of TopCo’s registration statement on Form F-4 and the proxy statement discussed above, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or TopCo from time to time with the SEC. There may be additional risks that Yucaipa presently does not know or that Yucaipa currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa’s expectations, plans or forecasts of future events and views as of the date of this communication. Yucaipa anticipates that subsequent events and developments will cause Yucaipa’s assessments to change. However, while Yucaipa may elect to update these forward-looking statements at some point in the future, Yucaipa specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., Olympics Merger Sub and SIGNA International Sports Holding GmbH

10.1†	Shareholder Undertaking, dated as of June 10, 2021, by and among by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., and the Pre-Closing SSU Shareholders party thereto

10.2†	Shareholder Undertaking, dated as of June 10, 2021, by and among by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., and RSI S.C.S, SICAV-RAIF

10.3†	Shareholder Undertaking, dated as of June 10, 2021, by and among by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., and Bayerische Beamten Lebensversicherung a.G.

10.4	Form of SSU Lock-Up Agreement

10.5	Form of Wiggle Seller Lock-Up Agreement

10.6	Forward Purchase Agreement Amendment

10.7	Sponsor Letter Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, Yucaipa Acquisition Manager, LLC, SIGNA Sports United GmbH and certain individuals party thereto

10.8	Form of Sponsor Subscription Agreement

10.9	Form of PIPE Subscription Agreement.

10.10	Form of Registration Rights Agreement

10.11	Form of Warrant Assignment, Assumption and Amendment Agreement

10.12	Form of Earn-Out Agreement

99.1	Press Release, dated June 11, 2021

99.2	Investor Presentation, dated June 2021

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2021

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner
	Name:	Ira Tochner
	Title:	Chief Financial Officer and Chief Operating Officer